

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   February 24, 2017

<u>Via E-mail</u>
William H.W. Crawford, I.V.
Chief Executive Officer
United Financial Bancorp, Inc.
45 Glastonbury Blvd
Glastonbury, CT 06033

      Re: **United Financial Bancorp, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2015
            Filed March 7, 2016
            File No. 001-35028

Dear Mr. Crawford:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Stephanie L. Sullivan

      Stephanie L. Sullivan
      Senior Technical and Policy Advisor
      Office of Financial Services